                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No.--Not Applicable)

                       American Industrial Properties REIT
                       -----------------------------------
                                (Name of Issuer)


         Common Shares of Beneficial Interest, $.01 par value per share
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                   026791 20 2
                                   -----------
                                 (CUSIP Number)

            Scott A. Wolstein, President and Chief Executive Officer
                    Developers Diversified Realty Corporation
                             34555 Chagrin Boulevard
                           Moreland Hills, Ohio 44022
                                 (440) 247-4700
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 30, 1998
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP NO. 026791 20 2                 13D                     PAGE 2 OF 14 PAGES

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Developers Diversified Realty Corporation


2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                       (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)                                                / /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

                           7        SOLE VOTING POWER
                                            2,207,618
NUMBER OF                  8        SHARED VOTING POWER
SHARES                                        -0-
BENEFICIALLY               9        SOLE DISPOSITIVE POWER
OWNED BY                                    2,207,618
EACH                       10       SHARED DISPOSITIVE POWER
REPORTING                                     -0-
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                            2,207,618

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                              -0-

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                 17.9%

14       TYPE OF REPORTING PERSON

                                                 CO

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common shares of beneficial interest, $.01 par value per share ("Common Shares"), issued by American Industrial Properties REIT, a Texas real estate investment trust ("AIP"), to Developers Diversified Realty Corporation, an Ohio corporation ("DDRC") and Scott A. Wolstein, the Chairman of the Board, President and Chief Executive Officer of DDRC, pursuant to the Agreements (as defined herein).

         The principal executive offices of AIP are located at 6210 North Beltline Road, Suite 170, Irving, Texas 75063-2656.

ITEM 2.  IDENTITY AND BACKGROUND

         This schedule is filed jointly by: (i) DDRC by virtue of its direct ownership of 2,207,618 Common Shares, and (ii) Scott A. Wolstein by virtue of his direct ownership of 6 Common Shares and his status as the Chairman of the Board, President and Chief Executive Officer of DDRC (DDRC and Mr. Wolstein collectively, the "Reporting Parties").

         The business address of each of the Reporting Persons is 34555 Chagrin Boulevard, Moreland Hills, Ohio 44022.

         Mr. Wolstein's principal occupation is serving as the Chairman of the Board, President and Chief Executive Officer of DDRC. Under the Purchase Agreement, Mr. Wolstein has been appointed Chairman of the Board of AIP. Mr. Wolstein is a citizen of the United States.

         Set forth in Appendix A hereto are the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of DDRC. Each such person is a citizen of the United States.

         During the last five years, none of DDRC, Mr. Wolstein or any of the persons named in Appendix A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Under the Share Purchase Agreement (the "Purchase Agreement") dated as of July 30, 1998 between AIP and DDRC, DDRC received 949,147 Common Shares in exchange for $14,711,778.50. DDRC borrowed this amount under its existing credit facility with The First Chicago National Bank, as administrative agent, and certain other banks (the "Credit Facility").

         Under the Merger Agreement (the "Merger Agreement" and, together with the Purchase Agreement, the "Agreements") dated as of July 30, 1998 among AIP, DDRC and DDR Office Flex Corporation, a Delaware corporation ("Merger Sub"), DDRC received 1,258,471 Common Shares and Mr. Wolstein received 6 Common Shares in exchange for their respective interests in Merger Sub. Merger Sub owned five light industrial or office properties and was merged into AIP, with AIP as the survivor of the merger. The closing of the purchase of 949,147 Common Shares and 1,258,477 Common Shares under the Purchase Agreement and the Merger Agreement, respectively, are collectively referred to herein as the "Initial Closing," and the date of the Initial Closing is referred to as the "Initial Closing Date."

         DDRC anticipates funding the additional purchases of Common Shares and Preferred Shares (as defined herein) described in Item 4(a) through a combination of all or some of the following: working capital, borrowings under the Credit Facility, and the issuance of medium-term notes or equity securities under its shelf registration statement.

ITEM 4.  PURPOSE OF TRANSACTION

         Except as described below, neither of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D:

         (a) Under the rules of the New York Stock Exchange (the "NYSE"), a majority the holders of the Common Shares (the "Shareholders") present at a meeting of the Shareholders at which a quorum is present must approve each of the Purchase Agreement, the Merger Agreement and the transactions contemplated under each of the Agreements (collectively, the "Transactions"). Following Shareholder approval, under the Purchase Agreement DDRC is obligated to purchase an additional 5,226,583 Common Shares in exchange for $81,012,036.50 (the "Second Purchase").

         From time to time during the period commencing on the date of the closing of the Second Purchase (the "Second Closing Date") and ending on the second anniversary of the Second Closing Date, AIP has the option to sell to DDRC the additional shares described in the first sentence of the following paragraph (the "Additional Purchased Shares") for an aggregate purchase price that may not exceed $200,000,000 (the "Additional Purchase Option") solely for the purpose of funding property acquisitions approved by a majority of the Trust Managers of AIP (the "Managers") that are not affiliates of the seller of the property or of the assignor that assigned its right to acquire such property to AIP. The Additional Purchase Option may only be exercised by action of a majority of the Managers, excluding the Managers appointed by DDRC.

         The Additional Purchased Shares may consist of any combination of the following, as AIP elects: (i) Common Shares, at a price of $15.50 per share, or
(ii) Series A Convertible Preferred Shares, $.01 par value per share (the "Preferred Shares"), that are convertible into Common Shares after the expiration of the Standstill Period (as defined herein), at a price of $14.00 per share, but if DDRC would own, as a result of any such sale and purchase, in excess of 49.9% of the outstanding Common Shares, then AIP may sell only Preferred Shares to DDRC. The price per share of the Additional Purchased Shares is subject to adjustment if the ten trading day average price per Common Share on the NYSE falls below $12.12 per share and in the event of any share split, subdivision, combination, merger, reclassification or share dividend.

         Effective as of the Initial Closing Date, Mr. Wolstein was awarded options to purchase 100,000 Common Shares at a purchase price per Common Share equal to the closing price on the NYSE of one Common Share on the Initial Closing Date. Mr. Wolstein's compensation package, including the number of shares subject to options, is subject to revision by the Board of Trust Managers of AIP (the "Board"), excluding the Managers appointed by DDRC, after consultation with an independent compensation consultant. All of Mr. Wolstein's options vest on the Second Closing Date and terminate in the event the Purchase Agreement is terminated prior to the Second Closing.

         If the Purchase Agreement is terminated prior to the Second Closing Date, depending on the circumstances of such termination: AIP must repurchase the Common Shares held by DDRC and, at the option of DDRC, return the properties acquired under the Merger Agreement; or AIP may, at its option, return the properties acquired by it under the Merger Agreement to DDRC, each as described more fully in Item 6(a)(vii) and Item 6(a)(viii).

         (b) Under the Merger Agreement, Merger Sub was merged with and into AIP, with AIP as the survivor of such merger.

         (c) To the best of the Reporting Persons' knowledge, no such transaction is contemplated.

         (d) Under the Purchase Agreement, the Board was expanded to 11 members. DDRC has the right to nominate four Managers, including the Chairman of the Board. At the Initial Closing, DDRC nominated Mr. Wolstein, James A. Schoff, Albert T. Adams and Robert H. Gidel for election as Managers. The Board elected each of Messrs. Wolstein, Schoff, Adams and Gidel to the



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                                                                    PAGE 7 OF 14

Board, with Mr. Wolstein serving as its Chairman. DDRC may continue to nominate three Managers (of a Board that will comprise 10 Managers commencing in May
1999) for so long as it retains its Common Share holdings, with reductions in the number of nominees on a graded scale to zero when it holds less than 25% of the shares acquired under the Agreements. DDRC's nominees must resign if the Purchase Agreement is terminated prior to the Second Closing. One Manager (not nominated by DDRC) has indicated that he will retire at AIP's next annual meeting of shareholders.

         (e) Except as described herein, the Reporting Persons are not aware of any changes to AIP's present capitalization or dividend policy.

         (f) Except as described herein, the Reporting Persons are not aware of any material changes in AIP's business or corporate structure resulting from this transaction.

         (g) If the Purchase Agreement is terminated by AIP, other than a termination resulting from a material breach by DDRC, AIP: is obligated to pay a $3.5 million break-up fee to DDRC; is obligated to repurchase the Common Shares held by DDRC, as described in Item 6(a)(vii); and may be obligated to return the properties acquired under the Merger Agreement, as described in Item 6(a)(viii). In addition, DDRC may make a demand for any amounts owed pursuant to the funding option described in Item 6(a)(iv). DDRC and the Significant Shareholders (as defined herein) are parties to voting agreements described in Item 6(b). Under the Purchase Agreement and those voting agreements, AIP and the Significant Shareholders may not seek transactions that compete with the Transactions, subject to certain exceptions. The obligations and agreements described in this paragraph may impede a change of control of AIP.

         (h) The Reporting Persons are not aware of any such plan or proposal.

         (i) The Reporting Persons are not aware of any such plan or proposal.

         (j) The Reporting Persons are not aware of any such actions other than those described herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) DDRC beneficially owns 2,207,618 Common Shares, representing approximately 17.9% of the outstanding Common Shares. Mr. Wolstein, as an individual, beneficially owns six Common Shares, representing less than 1% of the outstanding Common Shares. As the Chairman of the Board, President and Chief Executive Officer of DDRC, Mr. Wolstein may be deemed to beneficially own 2,207,624 Common Shares, consisting of all of the Common Shares owned by DDRC and Mr. Wolstein, representing approximately 17.9% of the outstanding Common Shares.

         The Common Shares and Preferred Shares, as applicable, to be acquired by DDRC in the Second Purchase and under the Additional Purchase Option have not been included in determining the beneficial ownership of DDRC or Mr. Wolstein. The options granted to Mr. Wolstein also have not been included in determining his beneficial ownership. DDRC and Mr. Wolstein believe that it will be in excess of 60 days before such Common Shares, Preferred Shares, or options are received or exercisable, as applicable, because AIP must convene a special meeting of the Shareholders, prepare a proxy statement for that special meeting, file that proxy statement with the Securities and Exchange Commission (the "Commission"), solicit proxies for that meeting in accordance with the rules of the Commission and the NYSE, and obtain a favorable vote at that meeting, before those shares or options may be received or exercised, as applicable.

         (b) DDRC has the sole power to vote and dispose of the 2,207,618 Common Shares listed as owned by it in Item 5(a). Mr. Wolstein has the sole power to vote and dispose of the six Common Shares listed as owned by him in Item 5(a). As the Chairman of the Board, President and Chief Executive Officer of DDRC, Mr. Wolstein may be deemed to have the power to vote and dispose of the 2,207,624 Common Shares described in Item 5(a).

         (c) Except as described herein, none of the Reporting Persons or any of the persons identified in Appendix A has effected any transaction in the Common Shares in the past 60 days.

         (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares described in Item 5(a).

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         (a) Purchase Agreement.

             (i) Standstill Provisions. From the Initial Closing Date until the third anniversary of the Second Closing Date (the "Standstill Period"), DDRC is subject to a standstill provision that limits DDRC's ability to: acquire Common Shares, other than under the Purchase Agreement; act with others as a "group," as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended; solicit proxies or submit shareholder proposals in opposition to a majority of the Board; assist or encourage others in purchasing in excess of five percent of the Common Shares; and seek to control the management or policies of AIP.

             (ii) Anti-Dilution. If DDRC's beneficial ownership of Common Shares falls below forty percent (40%) of the outstanding Common Shares on a fully diluted basis (the "Forty Percent Threshold"), DDRC has the right to purchase, at a price of $15.50 per Common Share, a number of Common Shares such that, immediately after such purchase and giving effect thereto, DDRC's beneficial ownership of Common Shares will be less than or equal to the Forty Percent Threshold. The purchase price of all Common Shares issued pursuant to this option will reduce the Additional Purchase Option on a dollar for dollar basis.

         If DDRC's beneficial ownership of Common Shares falls below the Forty Percent Threshold after the Additional Purchase Option has been exhausted or otherwise terminated, then, notwithstanding the standstill provisions described in Item 6(a)(i), DDRC has the right (to the extent permitted by law) to purchase, in the open market or in one or more privately negotiated transactions, a number of Common Shares such that, immediately after such purchase and giving effect thereto, DDRC's beneficial ownership of Common Shares will be less than or equal to the Forty Percent Threshold.

             (iv) Funding Prior to the Second Closing Date. From the Initial Closing Date until the earlier of (x) the Second Closing Date, (y) 180 days after the Initial Closing Date, or (z) the date the Purchase Agreement is terminated, DDRC is obligated to lend to AIP, at AIP's request, amounts that cannot in the aggregate exceed $81,012,036.50 (the amount of the purchase price of the Second Purchase), solely for the purpose of funding certain property acquisitions. All such loans will be made pursuant to a promissory note that bears interest at 10.25% annually, with interest payable quarterly, and with principal and interest payable within 30 days after a demand by DDRC. Each property acquisition must be approved by a majority of the Managers that are not affiliates of the seller of the property or of the assignor of the right to purchase the property at any time between the Initial Closing Date and the exercise of the option. This option may only be exercised by action of a majority of the Managers, excluding the Managers appointed by DDRC.

             (v) Additional Purchase Option. The Additional Purchase Option is described in Item 4(a).

             (vi) Right to Nominate Managers. DDRC's right to nominate Managers is described in Item 4(d).

             (vii) Repurchase Obligation. On any termination of the Purchase Agreement prior to the Second Closing Date, AIP must repurchase all Common Shares issued to DDRC within 30 days after such termination.

             (viii) Return of Properties. On any termination by DDRC of the Purchase Agreement, other than a termination resulting from a material breach by AIP, prior to the Second Closing Date, AIP may assign the properties acquired under the Merger Agreement to DDRC in lieu of a portion of the funds required to be paid under the repurchase obligation described in Item 6(a)(vi). On any termination by AIP of the Purchase Agreement, other than a termination resulting from a material breach by DDRC, prior to the Second Closing Date, DDRC has the option to require AIP to return those properties to DDRC in lieu of a portion of the funds required to be paid under the repurchase obligation described in Item 6(a)(vi).

         (b) Voting Agreements. DDRC is a party to separate voting agreements with each of the following shareholders of AIP (the "Significant Shareholders"):
(i) LaSalle Advisors Limited Partnership and ABKB/LaSalle Securities Limited Partnership (the "LaSalle Entities"); (ii) Praedium II Industrial Associates LLC ("Praedium"); (iii) Morgan Stanley Asset Management Inc., on behalf of certain of its clients with respect to shares of AIP over which it exercises investment discretion, and MS Real Estate Special Situations, Inc. (the "Morgan Entities"); and (iv) USAA Real Estate Company ("USAA"). The voting agreements provide that each Significant Shareholder will (i) either vote the Common Shares that it beneficially owns, or recommend that such shares, vote, as applicable, in favor of the transactions contemplated by the Purchase Agreement and the Merger Agreement, and (ii) not solicit competing transactions involving AIP. The voting agreement with the LaSalle Entities is subject to the LaSalle Entities' ability to vote or recommend otherwise for fiduciary duty reasons. The voting agreements provide that each Significant Shareholder, except for Praedium, agrees to either vote the Common Shares that it beneficially owns or recommend that such shares vote, as applicable, in favor of the Managers nominated by DDRC for so long as DDRC's rights to nominate Managers continues under the Purchase Agreement. In the Purchase Agreement, DDRC has agreed to vote its Common Shares in favor of the nominees of each Significant Shareholder for so long such Significant Shareholder has a right to nominate a Manager.

         (c) Registration Rights Agreement. AIP and DDRC are parties to a registration rights agreement (the "Registration Rights Agreement") relating to the Common Shares. The Registration Rights Agreement provides that DDRC may make up to three demands to have Common Shares registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). These demand registration rights are subject to certain limitations on other stockholders exercising their demand rights.

         DDRC has the right to require that AIP file and have declared effective a shelf registration statement to remain effective for three years from the date such registration statement is declared effective. DDRC also has certain "piggy-back" registration rights. DDRC must be notified prior to the filing of any registration statement under the Securities Act by AIP. DDRC may include Common Shares in any such registration statement. AIP must use its best efforts to include any such Common Shares in that registration statement.

         DDRC's rights under the Registration Rights Agreement rank pari passu with those of the Significant Shareholders under similar agreements with AIP.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                  A. Agreement among the Reporting Persons to file a joint statement on Schedule 13D

                  B.       Purchase Agreement(1)

                  C.       Merger Agreement(1)

                  D.       Voting Agreement between DDRC and the LaSalle
                           Entities(1)

                  E.       Voting Agreement between DDRC and Praedium(1)

                  F.       Voting Agreement between DDRC and the Morgan
                           Entities(1)

                  G.       Voting Agreement between DDRC and USAA(1)

                  H.       Registration Rights Agreement(1)

                  I.       Credit Facility(2)

(1) Incorporated by reference herein from AIP's Current Report on Form 8-K filed with the Commission on August 5, 1998, Commission file number 1-9016.

(2) Incorporated by reference herein from DDRC's Annual Report on Form 10-K filed with the Commission on March 31, 1998, Commission file number 1-11690.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                           DEVELOPERS DIVERSIFIED REALTY
                                           CORPORATION, an Ohio
                                           corporation


                                           By: /s/ Scott A. Wolstein
                                               --------------------------

                                           Name: Scott A. Wolstein
                                                 ------------------------

                                           Title: Chief Executive Officer
                                                  -----------------------



                                           /s/ Scott A. Wolstein
                                           -----------------------------
                                                 Scott A. Wolstein
Dated as of August 7, 1998

                        DIRECTORS AND EXECUTIVE OFFICERS
                  OF DEVELOPERS DIVERSIFIED REALTY CORPORATION

                  The following table sets forth the name, business address, present principal occupation or employment, the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted of each director and executive officer of Developers Diversified Realty Corporation, an Ohio corporation ("DDRC").

                                      Principal Occupation or
                                      Employment and Name, Principal
                                      Business and Address of
                                      Organization in which
Name and Business Address             Employment Conducted(1)
-------------------------             -----------------------

A. Directors of DDRC

Scott A. Wolstein(2)                  Chairman of the Board,
                                      President and Chief Executive
                                      Officer of DDRC (real estate
                                      investment trust); Chairman of the
                                      Board of American Industrial
                                      Properties REIT (real estate
                                      investment trust)

James A. Schoff(2)                    Vice Chairman of the Board and Chief
                                      Investment Officer of DDRC (real estate
                                      investment trust)

William N. Hulett III                 Director of DDRC (real estate investment
6127 Chagrin River Road               trust)
Bentleyville, OH 44022

Ethan Penner                          President of Nomura Asset Capital
101 California Street                 Corporation (real estate financing)
Suite 4225
San Francisco, CA 94111



----------------

(1) The business address of the organization in which each person's employment is conducted is the same as such person's business address.

(2) The business address of each such person is 34555 Chagrin Boulevard, Moreland Hills, Ohio 44022.

                                      Principal Occupation or
                                      Employment and Name, Principal
                                      Business and Address of
                                      Organization in which
Name and Business Address             Employment Conducted(1)
-------------------------             -----------------------

Albert T. Adams                       Partner, Baker & Hostetler LLP (law firm)
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114-3485

Dean S. Adler                         Principal, Lubert-Adler Partners, L.P.
Belgravia, 8th Floor                  (real estate investments)
1811 Chesnut Street
Philadelphia, PA 19103

Barry A. Sholem                       Co-Chairman, Donaldson, Lufkin & Jenrett,
2121 Avenue of the Stars              Inc. Real Estate Capital Partners (real
Los Angeles, CA 90667                 estate investments)

B. Executive Officers of DDRC

Scott A. Wolstein(2)                  See A. above

James A. Schoff(2)                    See A. above

John R. McGill(2)                     Vice President and Director of Development

Joan U. Allgood(2)                    Vice President and General Counsel

Loren F. Henry(2)                     Vice President and Director of Management

William H. Schafer(2)                 Vice President and Chief Financial Officer

Alan Bobman(2)                        Regional Vice President of Leasing

Steven M. Dorsky(2)                   Regional Vice President of Leasing

Robin R. Walker(2)                    Regional Vice President of Leasing



----------------

(1) The business address of the organization in which each person's employment is conducted is the same as such person's business address.

(2) The business address of each such person is 34555 Chagrin Boulevard, Moreland Hills, Ohio 44022.

                                                                       EXHIBIT A

         This Exhibit A to Schedule 13D is filed pursuant to the requirements of Rule 13d(1)(f)(1)(iii). The undersigned, Developers Diversified Realty Corporation and Scott A. Wolstein, hereby agree that the Schedule 13D to which this Exhibit A is attached is filed on behalf of each of the undersigned.

                                         DEVELOPERS DIVERSIFIED REALTY
                                         CORPORATION, an Ohio
                                         corporation


                                         By: /s/ Scott A. Wolstein
                                             --------------------------

                                         Name: Scott A. Wolstein
                                             --------------------------

                                         Title: Chief Executive Officer
                                                -----------------------


                                         /s/ Scott A. Wolstein
                                         ------------------------------
                                               Scott A. Wolstein
Dated as of August 7, 1998